Mail Stop 4720

March 18, 2010

Garo H. Armen, Ph.D.
President and Chief Executive Officer
Antigenics Inc.
162 Fifth Avenue, Suite 900
New York, New York 10010

      Re: **Antigenics Inc.**
               Preliminary Proxy Statement on Schedule 14A
               Filed March 15, 2010
               Supplemental Response filed March 18, 2010
               File No. 000-29089

Dear Dr. Armen:

      We have completed our review of your preliminary proxy statement on Schedule 14A and have no further comments at this time.

                     Sincerely,

                     Jeffrey P. Riedler
                     Assistant Director

cc: Paul M. Kinsella
       Ropes & Gray LLP
       One International Place
       Boston, MA 02110-2624
       Fax: 617-235-0822